SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 9)

COCA-COLA BOTTLING CO. CONSOLIDATED
(Name of Issuer)

$1.00 Par Value Common Stock
(Title of Class of Securities)

191098 10 2
(CUSIP Number)

J. Frank Harrison, III
c/o Coca-Cola Bottling Co. Consolidated
4100 Coca-Cola Plaza
Charlotte, North Carolina 28211

with a copy to:

Sean M. Jones
Kennedy Covington Lobdell & Hickman, L.L.P.
214 North Tryon Street
47th Floor
Charlotte, North Carolina 28202
(704) 331-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

(Page 1 of 14 Pages)

CUSIP No. 191098 10 2	13D	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)	J. Frank Harrison, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,882,383 8. SHARED VOTING POWER 2,482,165 9. SOLE DISPOSITIVE POWER 1,882,383 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,364,548

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	48.4%

14.	TYPE OF REPORTING PERSON*	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 191098 10 2	13D	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)	Reid M. Henson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,000 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 2,000 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.03%

14.	TYPE OF REPORTING PERSON*	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 191098 10 2	13D	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)	J. Frank Harrison Family, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,605,534 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 1,605,534 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,605,534

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	19.5%

14.	TYPE OF REPORTING PERSON*	OO, HC

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 191098 10 2	13D	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)	JFH Family Limited Partnership - FH1

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 535,178 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 535,178 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	535,178

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.5%

14.	TYPE OF REPORTING PERSON*	PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 191098 10 2	13D	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)	JFH Family Limited Partnership - SW1

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 535,178 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 535,178 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	535,178

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.5%

14.	TYPE OF REPORTING PERSON*	PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 191098 10 2	13D	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)	JFH Family Limited Partnership - DH1

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 535,178 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 535,178 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	535,178

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.5%

14.	TYPE OF REPORTING PERSON*	PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

EXPLANATORY NOTE: The Reporting Persons are filing this Amendment No. 9 to Schedule 13D to report changes in the beneficial ownership of certain shares of Common Stock of Coca-Cola Bottling Co. Consolidated (“Consolidated”) as a result of the death of J. Frank Harrison, Jr. on November 26, 2002.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, $1.00 par value, of Coca-Cola Bottling Co. Consolidated. Consolidated’s principal executive offices are located at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

Item 2.  Identity and Background.

This Statement is being filed on behalf of: J. Frank Harrison, III; Reid M. Henson; J. Frank Harrison Family, LLC; JFH Family Limited Partnership – FH1; JFH Family Limited Partnership – SW1; and JFH Family Limited Partnership – DH1 (formerly known as JFH Family Limited Partnership – DC-1).

J. Frank Harrison Family, LLC is the general partner of each of JFH Family Limited Partnership – FH1, JFH Family Limited Partnership – SW1, and JFH Family Limited Partnership – DH1 (collectively, the “Harrison Family Limited Partnerships”). J. Frank Harrison, Jr. was previously designated as the “Consolidated Stock Manager” and the “Chief Manager” under the Operating Agreement for J. Frank Harrison Family, LLC. Immediately upon Mr. Harrison, Jr.’s death, Mr. Harrison, III became the “Consolidated Stock Manager” and the “Chief Manager” under such Operating Agreement.

A.	J. Frank Harrison, III

(a)	J. Frank Harrison, III

(b)	Mr. Harrison, III’s principal business address is 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

(c)	Mr. Harrison, III’s present principal occupation is Chairman of the Board of Directors and Chief Executive Officer of Consolidated, 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

(d)	During the last five years, Mr. Harrison, III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Harrison, III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Harrison, III is a citizen of the United States.

B.	Reid M. Henson

(a)	Reid M. Henson

(b)	Mr. Henson’s principal business address is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402.

(c)	Mr. Henson is retired.

(d)	During the last five years, Mr. Henson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Henson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Henson is a citizen of the United States.

C.	J. Frank Harrison Family, LLC

J. Frank Harrison Family, LLC (“Harrison Family LLC”) is a Delaware limited liability company that serves as the general partner of each of the Harrison Family Limited Partnerships. Prior to Mr. Harrison, Jr.’s death, the sole members of Harrison Family LLC were J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the Irrevocable Trust Agreement of J. Frank Harrison dated October 14, 1988 (the “JFH Trust”)). As a result of Mr. Harrison, Jr.’s death, Mr. Harrison, Jr.’s estate now holds the membership interest previously held by Mr. Harrison, Jr. The address of Harrison Family LLC’s principal office is Suite 901 – Building, 2 Union Square, Chattanooga, Tennessee 37402. During the last five years, Harrison Family LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Harrison Family LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

D.	JFH Family Limited Partnership-FH1

JFH Family Limited Partnership – FH1 (“FH1 Partnership”) is a Delaware limited partnership formed to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue. The general partner of FH1 Partnership is Harrison Family LLC, and the limited partners are the estate of J. Frank Harrison, Jr. and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). The address of FH1 Partnership’s principal office is Suite 901 – Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402. During the last five years, FH1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, FH1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

E.	JFH Family Limited Partnership-SW1

JFH Family Limited Partnership – SW1 (“SW1 Partnership”) is a Delaware limited partnership formed to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue. The general partner of SW1 Partnership is Harrison Family LLC, and the limited partners are the estate of J. Frank Harrison, Jr. and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). The address of SW1 Partnership’s principal office is Suite 901 – Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402. During the last five years, SW1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, SW1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	JFH Family Limited Partnership-DH1

JFH Family Limited Partnership – DH1 (“DH1 Partnership”) is a Delaware limited partnership formed to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue. The general partner of DH1 Partnership is Harrison Family LLC, and the limited partners are the estate of J. Frank Harrison, Jr. and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). The address of DH1 Partnership’s principal office is Suite 901 – Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402. During the last five years, DH1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, DH1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

J. Frank Harrison, III and Reid M. Henson may be deemed to have acquired beneficial ownership of certain shares of Common Stock as a result of the Voting Agreement among J. Frank Harrison, III, J. Frank Harrison, Jr., Reid M. Henson (in his capacity as co-trustee of certain trusts) and The Coca-Cola Company, dated as of January 27, 1989 (the “Voting Agreement”). This Voting Agreement relates to, among other things, 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock owned by The Coca-Cola Company or its subsidiaries as described more particularly in Item 6 below.

Pursuant to a restricted stock award to J. Frank Harrison, III approved by Consolidated’s stockholders in 1999, Consolidated has issued a total of 40,000 shares of Class B Common Stock to Mr. Harrison, III as a result of Consolidated’s achieving certain performance goals for its fiscal years ended December 31, 2000 and December 30, 2001. Mr. Harrison, III may earn up to an additional 140,000 shares of Class B Common Stock based upon Consolidated’s performance for fiscal years 2002 through 2008.

As more particularly described in Item 5 below, J. Frank Harrison, III may be deemed to have acquired beneficial ownership of 1,605,534 shares of Class B Common Stock as a result of Mr. Harrison, III’s becoming the Consolidated Stock Manager of the Harrison Family LLC upon Mr. Harrison, Jr.’s death. In addition, J. Frank Harrison, III may be deemed to have acquired beneficial ownership of 235,786 shares of Class B Common Stock upon Mr. Harrison, Jr.’s death pursuant to the terms of a trust described in Item 5(a)&(b)(iii) below. The terms of such trust are more particularly described in Item 6 below.

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their shares for investment purposes and, in the case of J. Frank Harrison, III, in connection with compensation arrangements. The Reporting Persons are also deemed to beneficially own 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock owned by The Coca-Cola Company pursuant to the Voting Agreement described in Item 6 below.

The Reporting Persons may acquire or dispose of shares of Common Stock in the future depending upon market conditions, personal objectives and other facts and conditions.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

(a)    The acquisition by any person of additional securities of Consolidated, or the disposition of securities of Consolidated;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Consolidated or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

(d)    Any change in the present board of directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of Consolidated;

(f)    Any other material change in Consolidated’s business or corporate structure;

(g)    Changes in Consolidated’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

(h)        Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)&(b) Amount and Nature of Beneficial Ownership Reported.

The Reporting Persons collectively have beneficial ownership of an aggregate of 4,366,548 shares (or 48.4%) of Consolidated’s Common Stock, assuming all Class B Common Stock (which is convertible into Common Stock on a share for share basis) beneficially owned by the Reporting Persons was converted to Common Stock. The Common Stock has one vote per share on all matters submitted for a vote of Consolidated’s stockholders and the Class B Common Stock has 20 votes per share on such matters. Accordingly, the beneficial ownership reported herein for the Reporting Persons represents in the aggregate approximately 91.4% of the total voting power of the outstanding shares of Consolidated’s Common Stock and Class B Common Stock (assuming that presently outstanding shares of Class B Common Stock have not been converted into shares of Common Stock). All percentage amounts are calculated based upon 6,642,477 shares of Common Stock outstanding on November 26, 2002. A total of 2,380,852 shares of Class B Common Stock were also outstanding on such date. The shares of Common Stock beneficially owned by the Reporting Persons are held as follows:

(i)        1,605,534 shares of Class B Common Stock are held directly by the Harrison Family Limited Partnerships (with 535,178 shares held by each Harrison Family Limited Partnership), as to which J. Frank Harrison, III possesses sole voting and investment power pursuant to the terms of the operating agreement of Harrison Family LLC (which is the general partner of each such partnership);

(ii)        1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock are held directly by The Coca-Cola Company or its subsidiaries pursuant to the terms of the Voting Agreement and Irrevocable Proxy granted to J. Frank Harrison, III during his lifetime by The Coca-Cola Company, as to which shares The Coca-Cola Company or its subsidiaries holds sole investment power;

(iii)        235,786 shares of Class B Common Stock are held by a trust for the benefit of J. Frank Harrison, Jr. and certain of his relatives, as to which Mr. Harrison, III possesses sole voting and investment power;

(iv)        803 shares of Common Stock and 260 shares of Class B Common Stock are held by J. Frank Harrison, III as custodian, as to which Mr. Harrison, III possesses sole voting and investment power;

(v)        40,000 shares of Class B Common Stock are owned directly by J. Frank Harrison, III, as to which he possesses sole voting and investment power; and

(vi)        2,000 shares of Common Stock are owned directly by Reid M. Henson, as to which he possesses sole voting and investment power.

(c)           Recent Transactions.

Since October 9, 2002, the date through which Amendment No. 8 to this Schedule 13D reported prior transactions, none of the Reporting Persons had any transactions in the Common Stock except any transaction that may be deemed to have occurred as a result of the death of Mr. Harrison, Jr. As a result of Mr. Harrison, Jr.’s death: (a) Mr. Harrison, III now holds sole voting and investment power with respect to the 1,605,534 shares of Class B Common Stock owned by the Harrison Family Limited Partnerships as a result of his becoming the “Consolidated

Stock Manager” of J. Frank Harrison Family, LLC, (b) Mr. Harrison, III now holds sole voting and investment power with respect to the shares held by the trust described in Item (a)&(b)(iii) above and (c) no Reporting Person has voting or investment power with respect to 235,786 shares of Common Stock held in a trust for which Mr. Harrison, Jr. previously had voting power.

(d)      Certain Rights to Receive Dividends or Direct Sale Proceeds:

The Coca-Cola Company or its subsidiaries has the right to receive or the power to direct the receipt of dividends or the proceeds of sale of the 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock described in Item (a)&(b)(ii) above. A trust for the benefit of J. Frank Harrison, Jr. and certain of his relatives has the right to receive or the power to direct the receipt of dividends or the proceeds of sale of the 235,786 shares of Class B Common Stock described to in Item (a)&(b)(iii) above.

(e)      Ownership of Five Percent or Less of Class:

N/A

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 27, 1989, The Coca-Cola Company, Mr. Harrison, Jr., Mr. Harrison, III and Mr. Henson, in his capacity as co-trustee of certain trusts, entered into a Voting Agreement. Pursuant to the Voting Agreement, The Coca-Cola Company granted an irrevocable proxy (the “Irrevocable Proxy”) with respect to all shares of Class B Common Stock and Common Stock owned by The Coca-Cola Company or its subsidiaries to Mr. Harrison, III for life. The terms of the Voting Agreement and the Irrevocable Proxy are more particularly described in Amendment No. 8 to this Schedule 13D, filed with the Securities and Exchange Commission on October 11, 2002.

As general partner of each of the Harrison Family Limited Partnerships, Harrison Family LLC holds voting and investment power with respect to all of the shares of Consolidated stock held by each of the Harrison Family Limited Partnerships. Under the terms of the operating agreement for Harrison Family LLC, J. Frank Harrison, III, as Consolidated Stock Manager, has sole voting and investment power over all of the shares of Consolidated stock with respect to which the limited liability company exercises voting power or investment power (either directly or in its capacity as general partner of the Harrison Family Limited Partnerships).

The terms of the trust described in Item 5(a)&(b)(iii) above provide that any shares of Consolidated stock owned by the trust will be voted by Mr. Harrison, III, that no shares of Consolidated stock held by the trust may be sold without the written consent of Mr. Harrison, III and that any shares of Consolidated stock held by the trust will be sold upon the instructions of Mr. Harrison, III. Pursuant to the terms of such trust and the terms of the operating agreement of the Harrison Family LLC, Mr. Harrison, III will vote shares held or controlled by such entities for the election of either Sue Anne H. Wells or Deborah Starr Harrison to serve as a member of Consolidated’s Board of Directors if either of them agrees to serve. Ms. Wells and Ms. Harrison are sisters of Mr. Harrison, III.

Item 7.    Material to be Filed as Exhibits.

Exhibit	Name	Incorporated By Reference To

Exhibit 1
Power of Attorney dated October 9, 2002, executed by J. Frank Harrison, Jr., J. Frank Harrison, III, Reid M. Henson, J. Frank Harrison Family, LLC, JFH Family Partnership – FH1, JFH Family Limited Partnership – SW1 and JFH Family Limited Partnership – DC1 appointing J. Frank Harrison, Jr., J. Frank Harrison, III, Reid M. Henson, Henry W. Flint, Sean M. Jones and L. Thomas McLean, Jr. as attorneys-in-fact.
Exhibit 1 to Amendment Number 8 to this Schedule 13D

Exhibit 2	Voting Agreement and Irrevocable Proxy dated January 27, 1989 among The Coca-Cola Company, J. Frank Harrison, Jr.,	Exhibit 99.2 to Amendment Number

	J. Frank Harrison, III and Reid M. Henson (in his capacity as Co-Trustee of certain trusts.)	3 to this Schedule 13D

Exhibit 3	Agreement dated November 23, 1998 among The Coca-Cola Company, J. Frank Harrison, Jr., J. Frank Harrison, III and Reid M. Henson (in his capacity as Co-Trustee of certain trusts).	Exhibit 99.4 to Amendment Number 3 to this Schedule 13D

Exhibit 4	Restricted Stock Award Agreement	Exhibit 99.4 to Amendment Number 4 to this Schedule 13D

Exhibit 5	Joint Filing Agreement	Filed Herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2002

/s/ L. Thomas Mclean, Jr. L. Thomas Mclean, Jr., as Attorney-in-Fact for Reid M. Henson

/s/ L. Thomas Mclean, Jr.
L. Thomas Mclean, Jr., as Attorney-in-Fact for J. Frank Harrison, III

J. Frank Harrison Family, LLC

By:	/s/ L. Thomas Mclean, Jr.
Name:	L. Thomas Mclean, Jr., as Attorney-in-Fact for J. Frank Harrison, III, Chief Manager

JFH Family Limited Partnership – FH1
By:	J. Frank Harrison Family, LLC, its General Partner

By:	/s/ L. Thomas Mclean, Jr.,
Name:	L. Thomas Mclean, Jr., as Attorney-in-Fact for J. Frank Harrison, III, Chief Manager

JFH Family Limited Partnership – SW1
By:	J. Frank Harrison Family, LLC, its General Partner

By:	/s/ L. Thomas Mclean, Jr.,
Name:	L. Thomas Mclean, Jr., as Attorney-in-Fact for J. Frank Harrison, III, Chief Manager

JFH Family Limited Partnership – DH1
By:	J. Frank Harrison Family, LLC, its General Partner

By:	/s/ L. Thomas Mclean, Jr.,
Name:	L. Thomas Mclean, Jr., as Attorney-in-Fact for J. Frank Harrison, III, Chief Manager